                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                      For the Year Ended December 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

       For the Transition Period From              to

            Commission File Number 1-8520

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

     TERRA INDUSTRIES INC. EMPLOYEES' SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                             TERRA INDUSTRIES INC.
                                  TERRA CENTRE
                               600 FOURTH STREET
                                 P.O. BOX 6000
                          SIOUX CITY, IOWA 51102-6000

                              REQUIRED INFORMATION

Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are included therein as listed in the table of contents below.


Table of Contents
-----------------

      (a) Financial Statements                                          Pages
      ------------------------                                          -----


            Independent Auditors' Report                                    3
            Statements of Net Assets Available for Benefits at
             December 31, 1996 and 1995                                   4-5
            Statements of Changes in Net Assets Available for
             Benefits for the Years Ended December 31, 1996 and 1995      6-7
            Notes to Financial Statements                                8-12

     (b) Supplemental Schedules
     --------------------------

            Schedule of Assets Held for Investment Purposes                13
            Schedule of Reportable Transactions                         14-16

     (c) Exhibits
     ------------

            Exhibit E - Independent Auditors' Consent                      17

INDEPENDENT AUDITORS' REPORT

To the Participants and
Administrator of the
Terra Industries Inc.
Employees' Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Terra Industries Inc. Employees' Savings and Investment Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Terra Industries Inc. Employees' Savings and Investment Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1996, and (2) reportable transactions for the year ended December 31, 1996, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Omaha, Nebraska
May 30, 1997


TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996
                                                         -------------------------------------------------------------------
                                                                            Supplemental Information by Fund
                                                         -------------------------------------------------------------------
                                                           Employer
                                                           Directed                   Participant Directed
                                                         -------------  ----------------------------------------------------
                                                                            Terra
                                                              Terra      Industries
                                                            Industries      Inc.
                                                               Inc.       Voluntary      Putnam                    Putnam
                                                              Common       Common       Growth &      Putnam         New
                                                              Stock         Stock        Income       Income    Opportunities
ASSETS:                                                        Fund         Fund          Fund         Fund         Fund
  Investments, at fair value:
    Terra Industries Inc. Common Stock                     $27,175,208   $5,182,742   $       -     $      -     $      -
    Putnam Fund for Growth and Income                              -            -      11,200,356          -            -
    Putnam Income Fund                                             -            -             -      3,852,029          -
    Putnam New Opportunities Fund                                  -            -             -            -      7,149,056
    Putnam Money Market Fund                                       -            -             -            -            -
    Putnam International Growth Fund                               -            -             -            -            -
    Putnam Asset Allocation - Growth
      Portfolio                                                    -            -             -            -            -
    Putnam Asset Allocation -
      Balanced Portfolio                                           -            -             -            -            -
    Putnam Asset Allocation -
      Conservative Portfolio                                       -            -             -            -            -
    Putnam Voyager Fund                                            -            -             -            -            -
                                                           -----------   ----------   -----------   ----------   ----------
           Total investments at fair value                  27,175,208    5,182,742    11,200,356    3,852,029    7,149,056

  Loans to participants                                            -            -             -            -            -
                                                           -----------   ----------   -----------   ----------   ----------
           Total investments                                27,175,208    5,182,742    11,200,356    3,852,029    7,149,056

  Employer contributions receivable                            108,026          -             -            -            -
  Participant contributions receivable                             -         24,148        17,562       15,367       61,468
  Receivable - securities sold                                     -        726,795           -            -            -
           Total assets                                    -----------   ----------   -----------   ----------   ----------
                                                            27,283,234    5,933,685    11,217,918    3,867,396    7,210,524
LIABILITIES:
  Accrued administrative expenses                                  -            651         1,234          420          786
  Payable - securities purchased                               181,766          -             -            -            -
                                                           -----------   ----------   -----------   ----------   ----------
           Total liabilities                                   181,766          651         1,234          420          786
                                                           -----------   ----------   -----------   ----------   ----------
Net assets available for benefits                          $27,101,468   $5,933,034   $11,216,684   $3,866,976   $7,209,738
                                                           ===========   ==========   ===========   ==========   ==========


                                                                 Supplemental Information by Fund
                                         ------------------------------------------------------------------------------------
                                                                       Participant Directed
                                         ------------------------------------------------------------------------------------
                                           Putnam       Putnam      Putnam     Putnam       Putnam
                                            Money    International    AA         AA           AA        Putnam
                                           Market       Growth      Growth    Balanced   Conservative  Voyager   Participant
ASSETS:                                     Fund         Fund        Fund       Fund         Fund        Fund       Loans
  Investments, at fair value:
    Terra Industries Inc. Common Stock     $      -     $      -    $      -    $    -      $    -     $       -    $      -
    Putnam Fund for Growth and Income             -            -           -         -           -             -           -
    Putnam Income Fund                            -            -           -         -           -             -           -
    Putnam New Opportunities Fund                 -            -           -         -           -             -           -
    Putnam Money Market Fund                5,177,084          -           -         -           -             -           -
    Putnam International Growth Fund              -      1,545,185         -         -           -             -           -
    Putnam Asset Allocation - Growth
      Portfolio                                   -            -     1,325,313       -           -             -           -
    Putnam Asset Allocation -
      Balanced Portfolio                          -            -           -     659,142         -             -           -
    Putnam Asset Allocation -
      Conservative Portfolio                      -            -           -         -       281,753           -
    Putnam Voyager Fund                           -            -           -         -           -      24,544,054         -
                                           ----------   ----------  ----------  --------    --------   -----------  ----------
           Total investments at fair value  5,177,084    1,545,185   1,325,313   659,142     281,753    24,544,054         -

   Loans to participants                          -            -           -         -           -              -    3,282,504
                                           ----------   ----------  ----------  --------    --------   -----------  ----------
           Total investments                5,177,084    1,545,185   1,325,313   659,142     281,753    24,544,054   3,282,504

  Employer contributions receivable               -            -           -         -           -              -          -
  Participant contributions receivable         13,172       50,492         -         -           -          37,320         -
  Receivable - securities sold                    -            -           -         -           -              -          -
           Total assets                    ----------   ----------  ----------  --------    --------   -----------  ----------
                                            5,190,256    1,595,677   1,325,313   659,142     281,753    24,581,374   3,282,504
LIABILITIES:
  Accrued administrative expenses                 570          170         149        75          27         2,698         -
  Payable - securities purchased                  -            -           -         -           -              -          -
           Total liabilities               ----------   ----------  ----------  --------    --------   -----------  ----------
                                                  570          170         149        75          27         2,698         -
Net assets available for benefits          ----------   ----------  ----------  --------    --------   -----------  ----------
                                           $5,189,686   $1,595,507  $1,325,164  $659,067    $281,726   $24,578,676  $3,282,504
                                           ==========   ==========  ==========  ========    ========   ===========  ==========
See notes to financial statements.





--------











ASSETS:                                    Total
  Investments, at fair value:
    Terra Industries Inc. Common Stock     $32,357,950
    Putnam Fund for Growth and Income       11,200,356
    Putnam Income Fund                       3,852,029
    Putnam New Opportunities Fund            7,149,056
    Putnam Money Market Fund                 5,177,084
    Putnam International Growth Fund         1,545,185
    Putnam Asset Allocation - Growth
      Portfolio                              1,325,313
    Putnam Asset Allocation -
      Balanced Portfolio                       659,142
    Putnam Asset Allocation -
      Conservative Portfolio                   281,753
    Putnam Voyager Fund                     24,544,054
                                           -----------

           Total investments at fair value  88,091,922
   Loans to participants                     3,282,504

           Total investments                91,374,426

  Employer contributions receivable            108,026
  Participant contributions receivable         219,529
  Receivable - securities sold                 726,795
                                           -----------
           Total assets                     92,428,776
LIABILITIES:
  Accrued administrative expenses                6,780
  Payable - securities purchased               181,766
                                           -----------
           Total liabilities                   188,546
                                           -----------

Net assets available for benefits          $92,240,230
                                           ===========

TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
31-December 1995
------------------------------------------------------------------------------------------------------------------------------------
                                                               Supplemental Information by Fund
                               -----------------------------------------------------------------------------------------------------
                                 Employer
                                 Directed                                Participant Directed
                                ---------- -----------------------------------------------------------------------------------------
                                  Terra
                       Terra    Industries
                     Industries    Inc.
                        Inc.     Voluntary
                       Common     Common     Equity                            Money
                        Stock      Stock     Income  Intermediate   Stock      Market     GIC       Windsor  Participant
ASSETS:                 Fund       Fund       Fund       Fund        Fund       Fund      Fund       Fund       Loans      Total
 Investments, at fair
  value:
   Terra Industries
    Inc. Common
    Stock           $22,849,038 $6,166,806 $      -   $     -    $       -   $     -    $      -   $      -   $      -   $29,015,844
   Fidelity Magellan
    Fund                    -          -          -         -     16,680,769       -           -          -          -    16,680,769
   Vista Growth and
    Income Fund             -          -    8,963,731       -            -         -           -          -          -     8,963,731
   Vanguard Windsor
    Fund                    -          -          -         -            -         -           -    8,882,165        -     8,882,165
   Vista U.S.
    Government
    Income Fund             -          -          -    4,415,907         -         -           -          -          -     4,415,907
   Vista U.S.
    Government
    Money Market
    Fund                    -          -          -          -           -    3,621,921        -          -          -     3,621,921
   American
    Performance
    Cash Management
    Fund                    -          -          -          -           -          -      159,390        -          -       159,390
   BancOklahoma
    GIC Fund                -          -          -          -           -          -    3,055,795        -          -     3,055,795
   Chase Bank
    Domestic
    Liquidity Fund      184,067      3,321         46         24         -          -       63,503        -          -       250,961
                    ----------- ---------- ---------- ---------- ----------- ---------- ---------- ---------- ---------- -----------
     Total
      investments
      at fair value  23,033,105  6,170,127  8,963,777  4,415,931  16,680,769  3,621,921  3,278,688  8,882,165        -    75,046,483

 Loans to
  participants              -          -          -          -           -          -          -          -    3,136,466   3,136,466
                    ----------- ---------- ---------- ---------- ----------- ---------- ---------- ---------- ---------- -----------

     Total
      investments    23,033,105  6,170,127  8,963,777  4,415,931  16,680,769  3,621,921  3,278,688  8,882,165  3,136,466  78,102,949

 Accrued investment
  income                    -          -          -       21,281         -          -          584        -          -        21,865
 Employer
  contributions
  receivable            192,627        -          -          -           -          -          -          -          -       192,627
 Participant
  contributions
  receivable                -       30,521     43,237     22,890      76,301     20,347     17,804     43,238        -       254,338
 Receivable -
  securities sold           -       79,793        -          -           -          -          -          -          -        79,793
 Cash                        82          1        -          -           203         77          1        -          -           364
                    ----------- ---------- ---------- ---------- ----------- ---------- ---------- ---------- ---------- -----------
     Total assets    23,225,814  6,280,442  9,007,014  4,460,102  16,757,273  3,642,245  3,297,077  8,295,403  3,136,466  78,731,936

LIABILITIES:
 Accrued
  administrative
  expenses                  -        2,988      4,593      2,424       8,485      2,042     21,000      4,288        -        45,820
 Payable -
  securities
  purchased             133,053        -          -          -           -          -          -          -          -       133,053
                    ----------- ---------- ---------- ---------- ----------- ---------- ---------- ---------- ---------- -----------
     Total
      liabilities       133,053      2,988      4,593      2,424       8,485      2,042     21,000      4,288        -       178,873
                    ----------- ---------- ---------- ---------- ----------- ---------- ---------- ---------- ---------- -----------

Net assets available
 for benefits       $23,092,761 $6,277,454 $9,002,421 $4,457,678 $16,748,788 $3,640,303 $3,276,077 $8,921,115 $3,136,466 $78,553,063
                    =========== ========== ========== ========== =========== ========== ========== ========== ========== ===========

See notes to financial statements.

TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
                                    Employer
                                    Directed
----------------------------------------------------------------------------------------------------
                                                    Terra
                                      Terra       Industries
                                    Industries       Inc.
                                       Inc.       Voluntary
                                      Common        Common      Equity
                                      Stock          Stock      Income      Intermediate      Stock
                                       Fund          Fund        Fund           Fund          Fund
Investment income:
 Dividend, interest, and other
  income                           $   261,179   $   66,762   $   105,612   $   196,025   $    649,272
 Net appreciation (depreciation)
  in fair value of investments       1,402,944      184,017     1,063,070      (257,318)       109,022
                                   -----------   ----------   -----------   -----------   ------------
       Total investment income       1,664,123      250,779     1,168,682       (61,293)       758,294

Employer contributions               3,665,799            -             -             -              -
Participant contributions                    -      919,711     1,071,165       606,048      2,091,030
                                   -----------   ----------   -----------   -----------   ------------
       Total additions               5,329,922    1,170,490     2,239,847       544,755      2,849,324

Deductions:
 Benefit payments                    1,277,288      179,962       688,776       199,045      1,178,565
 Administrative expenses                     -       13,447        21,599        11,824         38,674
 Interfund transfers/net loans          43,927    1,321,501    10,531,893     4,791,564     18,380,873
                                   -----------   ----------   -----------   -----------   ------------
       Total deductions              1,321,215    1,514,910    11,242,268     5,002,433     19,598,112
                                   -----------   ----------   -----------   -----------   ------------
Net increase (decrease)              4,008,707     (344,420)   (9,002,421)   (4,457,678)   (16,748,788)

Assets available for benefits:
 Beginning of year                  23,092,761    6,277,454     9,002,421     4,457,678     16,748,788
                                   -----------   ----------   -----------   -----------   ------------
 End of year                       $27,101,468   $5,933,034   $         -   $         -   $          -
                                   ===========   ==========   ===========   ===========   ============

                                                 Supplemental Information by Fund
-----------------------------------------------------------------------------------------------------------------------------
                                                       Participant Directed
-----------------------------------------------------------------------------------------------------------------------------
                                  U.S. Gov't                                  Putnam                     Putnam        Putnam
                                    Money                                    Growth &      Putnam         New          Money
                                    Market         GIC         Windsor        Income       Income     Opportunities    Market
                                     Fund          Fund         Fund           Fund         Fund          Fund          Fund
Investment income:
 Dividend, interest, and other
  income                         $   132,592   $     9,212   $   143,972   $    767,642   $   83,663   $    53,560   $    71,773
 Net appreciation (depreciation)
  in fair value of investments             -       124,366     1,215,899        165,318       70,991      (266,459)            -
                                 -----------   -----------   -----------   ------------   ----------   -----------   -----------
       Total investment income       132,592       133,578     1,359,871        927,960      154,654      (212,899)       71,773

Employer contributions                     -             -             -              -            -             -             -
Participant contributions            437,905       367,375     1,328,392        374,195      162,295       301,688       168,697
                                 -----------   -----------   -----------   ------------   ----------   -----------   -----------
       Total additions               570,497       500,953     2,688,263      1,302,155      316,949        88,789       240,470

Deductions:
 Benefit payments                    239,520       179,656       354,222        130,517       85,153        20,934        30,504
 Administrative expenses               7,988         5,705        24,173          1,302          482           842           636
 Interfund transfers/net loans     3,963,292     3,591,669    11,230,983    (10,046,348)  (3,635,662)   (7,142,725)   (4,980,356)
                                 -----------   -----------   -----------   ------------   ----------   -----------   -----------
       Total deductions            4,210,800     3,777,030    11,609,378     (9,914,529)  (3,550,027)   (7,120,949)   (4,949,216)
                                 -----------   -----------   -----------   ------------   ----------   -----------   -----------
Net increase (decrease)           (3,640,303)   (3,276,077)   (8,921,115)    11,216,684    3,866,976     7,209,738     5,189,686

Assets available for benefits:
 Beginning of year                 3,640,303     3,276,077     8,921,115              -            -             -             -
                                 -----------   -----------   -----------   ------------   ----------   -----------   -----------
 End of year                     $         -   $         -   $         -   $ 11,216,684  $ 3,866,976   $ 7,209,738   $ 5,189,686
                                 ===========   ===========   ===========   ============  ===========   ===========   ===========

                                      Putnam       Putnam      Putnam        Putnam
                                   International     AA          AA            AA          Putnam
                                      Growth       Growth     Balanced     Conservative    Voyager     Participant
                                       Fund         Fund        Fund          Fund          Fund          Loans         Total
Investment income:
 Dividend, interest, and other
  income                         $    20,292   $    64,617   $    35,771   $     12,670   $1,542,405   $   297,869   $ 4,509,888
 Net appreciation (depreciation)
  in fair value of investments       (10,177)      (66,880)      (35,769)       (12,375)  (1,887,852)            -     1,798,797
                                 -----------   -----------   -----------   ------------   ----------   -----------   -----------
       Total investment income        10,115        (2,263)            2            295     (345,447)      297,869     6,308,685

Employer contributions                     -             -             -              -            -             -     3,665,799
Participant contributions             86,136        32,455        11,469          2,846      800,518             -     8,761,925
                                 -----------   -----------   -----------   ------------   ----------   -----------   -----------
       Total additions                96,251        30,192        11,471          3,141      455,071       297,869    18,736,409

Deductions:
 Benefit payments                        105             5         3,932            397      227,975       122,598     4,919,154
 Administrative expenses                 170           171            75             27        2,968             5       130,088
 Interfund transfers/net loans    (1,499,531)   (1,295,148)     (651,603)      (279,009) (24,354,548)       29,228             -
                                 -----------   -----------   -----------   ------------   ----------   -----------   -----------
       Total deductions           (1,499,256)   (1,294,972)     (647,596)      (278,585) (24,123,605)      151,831     5,049,242
                                 -----------   -----------   -----------   ------------   ----------   -----------   -----------
Net increase (decrease)            1,595,507     1,325,164       659,067        281,726   24,578,676       146,038    13,687,167

Assets available for benefits:
 Beginning of year                         -             -             -              -            -     3,136,466    78,553,063
                                 -----------   -----------   -----------   ------------   ----------   -----------   -----------
 End of year                     $ 1,595,507   $ 1,325,164   $   659,067   $    281,726  $24,578,676   $ 3,282,504   $92,240,230
                                 ===========   ===========   ===========   ============  ===========   ===========   ===========

See notes to financial statements.


TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1995
---------------------------------------------------------------------------------------------------------------------------------
                                                                         Supplemental Information by Fund
                                                    -------------------------------------------------------------------------
                                                    Employer
                                                    Directed                             Participant Directed
                                                    -----------       ---------------------------------------------------------
                                                                         Terra
                                                       Terra           Industries
                                                     Industries           Inc.
                                                        Inc.           Voluntary         Equity
                                                    Common Stock      Common Stock       Income      Intermediate        Stock
                                                        Fund              Fund            Fund           Fund            Fund
Investment income:
  Dividend, interest, and other income               $   155,555      $     44,373    $  172,768      $  270,215     $   568,706
  Net appreciation in fair value
    of investments                                     5,504,919         1,604,341     1,743,823         444,492       3,439,276
                                                     -----------      ------------    ----------      ----------     -----------
      Total investment income                          5,660,474         1,648,714     1,916,591         714,707       4,007,982

Employer contributions                                 3,887,731                 -             -               -               -
Participant contributions                                      -           879,661     1,269,662         641,543       1,868,448
                                                     -----------      ------------    ----------      ----------     -----------
       Total additions                                 9,548,205         2,528,375     3,186,253       1,356,250       5,876,430

Deductions:
  Benefit payments                                       957,499           202,646       493,375         231,945         755,384
  Administrative expenses                                      -            13,694        22,158          12,378          37,586
  Interfund transfers/net loans                          (52,652)         (621,070)      467,723         873,926      (2,096,625)
                                                     -----------      ------------    ----------      ----------     -----------
       Total deductions                                  904,847          (404,730)      983,256       1,118,249      (1,303,655)
                                                     -----------      ------------    ----------      ----------     -----------
Net increase (decrease)                                8,643,358         2,933,105     2,202,997         238,001       7,180,085

Assets available for benefits:
  Beginning of year                                   14,449,403         3,344,349     6,799,424       4,219,677       9,568,703
                                                     -----------      ------------    ----------      ----------     -----------
  End of year                                        $23,092,761      $  6,277,454    $9,002,421      $4,457,678     $16,748,788
                                                     ===========      ============    ==========      ==========     ===========




                                                        Money                                                          Merged
                                                       Market              GIC         Windsor       Participant        Plan
                                                        Fund              Fund          Fund            Loans         (Note F)

Investment income:
  Dividend, interest, and other income               $   214,533      $     16,082    $  324,710      $  215,874     $         -
  Net appreciation in fair value
    of investments                                             -           196,221     1,332,075               -               -
                                                     -----------      ------------    ----------      ----------     -----------
      Total investment income                            214,533           212,303     1,656,785         215,874               -

Employer contributions                                         -                 -             -               -               -
Participant contributions                                623,095           469,400       997,438               -               -
                                                     -----------      ------------    ----------      ----------     -----------
       Total additions                                   837,628           681,703     2,654,223         215,874               -

Deductions:
  Benefit payments                                       488,454           154,499       217,460          83,859               -
  Administrative expenses                                 11,195            37,045        18,405               -               -
  Interfund transfers/net loans                          247,427        (2,785,918)   (6,502,757)     (1,502,881)     11,972,827
                                                     -----------      ------------    ----------      ----------     -----------
       Total deductions                                  747,076        (2,594,374)   (6,266,892)     (1,419,022)     11,972,827
                                                     -----------      ------------    ----------      ----------     -----------
Net increase (decrease)                                   90,552         3,276,077     8,921,115       1,634,896     (11,972,827)

Assets available for benefits:
  Beginning of year                                    3,549,751                 -             -       1,501,570      11,972,827
                                                     -----------      ------------    ----------      ----------     -----------
  End of year                                        $ 3,640,303      $  3,276,077    $8,921,115      $3,136,466     $         -
                                                     ===========      ============    ==========      ==========     ===========

                                                        Total

Investment income:
  Dividend, interest, and other income               $ 1,982,816
  Net appreciation in fair value
    of investments                                    14,265,147
                                                     -----------
      Total investment income                         16,247,963

Employer contributions                                 3,887,731
Participant contributions                              6,749,247
                                                     -----------
       Total additions                                26,884,941

Deductions:
  Benefit payments                                     3,585,121
  Administrative expenses                                152,461
  Interfund transfers/net loans                                -
                                                     -----------
       Total deductions                                3,737,582
                                                     -----------
Net increase (decrease)                               23,147,359

Assets available for benefits:
  Beginning of year                                   55,405,704
                                                     -----------
  End of year                                        $78,553,063
                                                     ===========

See notes to financial statements.

TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
-------------------------------------------------------------------------------
A.   DESCRIPTION OF PLAN

     The following brief description of the Terra Industries Inc. Employees' Savings and Investment Plan (the Plan) is provided for general information only. Participants should refer to the Plan Document for more complete information.

     General - The Plan, established as of January 1, 1984, is a defined contribution plan covering eligible employees of Terra Industries Inc. and eligible subsidiaries and affiliates (collectively, the Company). The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA) and is administered by the Employee Benefit Committee (the Committee) of the Company. The assets of the Plan are held by Putnam Investments (Chase Manhattan Bank, N.A., through September 30, 1996), the trustee of the Plan. Certain Plan investments are funds managed by the trustee of the Plan and, therefore, qualify as party-in-interest.

     Participation - All full-time active employees of the Company are eligible for Plan participation on the first day of the month following the date their employment commenced. In addition, part time or temporary employees with at least one year of service and 1,000 hours are eligible for participation. Participation in the Plan is voluntary.

     Participants' Accounts - Each participant's account is credited with the participant's contributions, the employer's matching contributions and an allocation of fund earnings. A participant's benefit is limited to the amount that can be provided from the participant's account, subject to the applicable vesting requirements.

     Contributions - Participants earning $66,000 or less annually in 1996 and 1995, could elect to contribute up to 15% of annual compensation (10% of their annual compensation through November 1996) on a pretax basis and 10% on an after-tax basis. The maximum combined deferral on a pretax and after-tax basis is 20%. Participants earning more than $66,000 in 1996 and 1995, respectively, could contribute up to 6% of their annual compensation on a combined pretax and after-tax basis.

     The maximum participant pretax contribution was $9,500 and $9,240 in 1996 and 1995, respectively.

     Participants may elect to invest their contributions in one or more of the ten available participant directed investment options.

     Employer - The Company contributes an amount determined by its Board of Directors, equal to 100% of the participants' contributions up to 3% of their annual compensation, and 50% up to an additional 3% of annual compensation in 1996 and 1995. The contributions made by the Company must be invested in the Terra Industries Inc. Common Stock Fund. The Company may elect to make an additional contribution, subject to certain limitations as defined in the Plan, in such amount as its Board of Directors shall determine. No such additional contributions were made in 1996 or 1995. Employer contributions are reduced by the amount of any participant forfeitures during the period. Participant forfeitures totaled $127,643 and $82,977 in 1996 and 1995, respectively.

     Maximum Contributions Per Participant - The sum of a participant's contribution and employer matching contribution cannot exceed the lesser of $30,000 or 25% of net compensation of the participant. Net compensation is defined as total participant compensation less any pretax contributions made by the participant. Eligible compensation was limited to $150,000 in 1996 and 1995.

     Vesting - Participants are immediately fully vested in their contributions and earnings on their voluntary contributions. Employer contributions vest at a rate of 20% per year, until fully vested after five years of service.

     Participant Loans - Participants may borrow from their individual contribution accounts subject to maximum limitations as defined in the Plan. Loan repayments are reinvested in the funds in accordance with the participant's investment election at the time of repayment.

     Benefits - Participants or their beneficiaries are eligible to receive the value of their vested account balance upon the occurrence of one of the following: early or normal retirement; termination of employment; death or total disability.

B.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Valuation of Investments - Investments, except for loans to participants, are reported at fair value, which is determined, in the case of Terra Industries Inc.'s Common Stock, from the latest available market quotations and, in the case of investments in mutual funds, at quoted net asset value. Money market funds are reported at fair value as determined by the issuer and common funds are valued at the unit value as reported by the fund. In accordance with the policy of stating investments at fair value, the net change in realized and unrealized appreciation or depreciation in fair value is included in income from investments, which is reflected in the statement of changes in net assets available for benefits. Dividend income is recorded on the ex-dividend date. Investment transactions are recognized on a trade date basis. Participant loans are reported at the outstanding balance. The outstanding balance of participant loans approximates fair value.

     The Plan has investments in eleven funds. The net assets and net investment income of the funds are allocated to the participants in the Plan based upon each participant's participation relative to the total participation in each of the eleven investment funds. At the close of business on September 30, 1996, all investment fund options were changed, except for the Terra Industries Inc. Common Stock Fund and Terra Industries Inc. Voluntary Common Stock Fund, and assets were transferred to Putnam Investments. A summary description of each investment fund follows:

          Terra Industries Inc. Common Stock Fund (Employer Directed) - A fund invested primarily in Terra Industries Inc. Common Stock which is limited to employer contributions only.

          Terra Industries Inc. Voluntary Common Stock Fund (Participant Directed) - A fund invested primarily in Terra Industries Inc. Common Stock.

          Putnam Growth and Income Fund (Participant Directed) - A fund invested in shares of Putnam Fund for Growth and Income, which is comprised primarily of common stocks that offer potential for capital growth, current income, or both.

          Putnam Income Fund (Participant Directed) - A fund invested in shares of Putnam Income Fund, which is comprised primarily of debt securities, including both government and corporate obligations, preferred stocks and dividend-paying common stocks.

          Putnam New Opportunities Fund (Participant Directed) - A fund invested in shares of Putnam New Opportunities Fund, which is comprised principally of common stocks of companies in sectors of the economy which Putnam Management believes possess above-average long-term growth potential.

          Putnam Money Market Fund (Participant Directed) - A fund invested in shares of Putnam Money Market Fund, which is comprised principally of high-quality money market instruments and seeks as high a rate of current income as Putnam Management believes is consistent with preservation of capital and maintenance of liquidity.

          Putnam International Growth Fund (Participant Directed) - A fund invested in shares of Putnam International Growth Fund, which is comprised primarily of equity securities of companies located in a country other than the United States.

          Putnam AA Growth Fund (Participant Directed) - A fund invested in shares of Putnam Asset Allocation: Growth Portfolio, which seeks capital appreciation and is comprised 65% to 95% of equity securities and 5% to 35% of fixed income securities.

          Putnam AA Balanced Fund (Participant Directed) - A fund invested in shares of Putnam Asset Allocation: Balanced Portfolio, which is comprised 50% to 75% of equity securities and 25% to 50% of fixed income securities.

          Putnam AA Conservative Fund (Participant Directed) - A fund invested in shares of Putnam Asset Allocation: Conservative Portfolio, which is comprised 25% to 45% of equity securities and 55% to 75% of fixed income securities.

          Putnam Voyager Fund (Participant Directed) - A fund invested in shares of Putnam Voyager Fund, which is comprised primarily of common stocks of companies which Putnam Management believes have potential for capital appreciation which is significantly greater than that of market averages.

     Through September 30, 1996, the Plan had the following investment fund options in addition to the Terra Industries Inc. Common Stock Fund and Terra Industries Inc. Voluntary Common Stock Fund:

          Equity Income Fund (Participant Directed) - A fund invested primarily in shares of Vista Growth and Income Fund, which is comprised primarily of income producing equity securities and securities convertible into such equity securities.

          Intermediate Fund (Participant Directed) - A fund invested primarily in shares of Vista U.S. Government Income Fund, which is comprised primarily of debt obligations backed by the full faith and credit of the U.S. Government.

          Stock Fund (Participant Directed) - A fund invested primarily in shares of Fidelity Magellan Fund, which is comprised primarily of common stocks and which seeks long-term capital appreciation.

          Money Market Fund (Participant Directed) - A fund invested primarily in shares of Vista U.S. Government Money Market Fund so as to preserve capital and maintain a high degree of liquidity.

          GIC Fund (Participant Directed) - A fund invested primarily in shares of BancOklahoma Guaranteed Investment Contract Fund so as to provide current income while maintaining a stable market valuation.

          Windsor Fund (Participant Directed)- A fund invested primarily in shares of Vanguard Windsor Fund, a fund invested principally in income producing equity securities.

     Benefits Payable - The Plan's policy is to record benefit payments upon distribution of balances to participants. Benefits due and unpaid to retired and terminated participants were $269,751 at December 31, 1995. There were no benefits payable as of December 31, 1996.

     Administrative Expenses - Administrative expenses are comprised of charges relating to routine services provided by the Plan's trustee and recordkeeping agent and fees associated with the annual audit of the Plan's financial statements. Administrative expenses are allocated to the investment funds, other than the Terra Industries Inc. Employer Directed Common Stock Fund, based upon the fair value of each fund's investment relative to the total fair value of all investment funds to which expenses are allocated.

C.   INVESTMENTS

     The fair value of the Plan's investments, other than loans to participants, by basis of valuation, are presented in the following tables.



                                                              December 31, 1996
                                                           Number of
                                                           Shares or
                                                           Principal
                                                             Amount      Fair Value
       Investments, at Fair Value:
         Terra Industries Inc. Common Stock               2,230,710    $32,357,950
         Putnam Growth and Income Fund                      621,551     11,200,356
         Putnam Income Fund                                 549,505      3,852,029
         Putnam Voyager Fund                              1,522,584     24,544,054
         Putnam New Opportunities Fund                      175,955      7,149,056
         Putnam Asset Allocation - Growth Portfolio         118,015      1,325,313
         Putnam Asset Allocation - Balanced Portfolio        62,835        659,142
         Putnam Asset Allocation - Conservative Portfolio    29,411        281,753
         Putnam International Growth Fund                   102,807      1,545,185
         Putnam Money Market Fund                         5,177,084      5,177,084
                                                                       -----------
                                                                       $88,091,922
                                                                       ===========




                                                              December 31, 1995
                                                           Number of
                                                           Shares or
                                                           Principal
                                                             Amount      Fair Value
       Investments, at Fair Value:
         Terra Industries Inc. Common Stock               2,054,219    $29,015,844
         Fidelity Magellan Fund                             194,008     16,680,769
         Vista Growth and Income Fund                       258,470      8,963,731
         Vanguard Windsor Fund                              611,298      8,882,165
         Vista U.S. Government Income Fund                  380,026      4,415,907
         Vista U.S. Government Money Market Fund          3,621,921      3,621,921
         American Performance Cash Management Fund          159,390        159,390
         BancOklahoma Guaranteed Investment Contract Fund   177,240      3,055,795
         Chase Bank Domestic Liquidity Fund                 250,961        250,961
                                                                       -----------
                                                                       $75,046,483
                                                                       ===========


D.   PLAN TERMINATION

     Although it has expressed no intent to do so, the Company specifically reserves the right to amend or terminate the Plan or to discontinue contributions at any time. Upon termination, a participant's entire account will become fully vested and the assets shall be administered in the manner provided for in the Plan.

E.   FEDERAL INCOME TAX STATUS

     The Plan obtained its latest determination letter dated November 21, 1995, in which the Internal Revenue Service stated that the Plan, as amended March 9, 1995, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     Plan income, participant pretax contributions and employer contributions represent taxable income to the participating employees at the time of distribution in accordance with IRS regulations currently in effect.


TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

PN 333
EIN #52-1145429

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
----------------------------------------------------------------------------------------------------------------------

              Column B                        Column C                            Column D              Column E
                                     Description of investment
         Identity of issue,          including collateral, rate
         borrower, lessor or         of interest, maturity date,                                          Current
            similar party              par or maturity value                        Cost                   Value

Common Stock:

*Terra Industries Inc.               2,230,710 shares                           $17,422,575             $32,357,950

Mutual Funds:

*Putnam Growth and Income
   Fund                              621,551 shares                              11,257,250              11,200,356

*Putnam Income Fund                  549,505 shares                               3,821,995               3,852,029

*Putnam New Opportunities Fund       175,955 shares                               7,407,328               7,149,056

*Putnam Money Market Fund            5,177,084 shares                             5,177,084               5,177,084

*Putnam International Growth Fund    102,807 shares                               1,553,138               1,545,185

*Putnam Asset Allocation - Growth
   Portfolio                         118,015 shares                               1,392,076               1,325,313

*Putnam Asset Allocation -
   Balanced Portfolio                62,835 shares                                  694,576                 659,142

*Putnam Asset Allocation -
   Conservative Portfolio            29,411 shares                                  294,102                 281,753

*Putnam Voyager Fund                 1,522,584 shares                            26,522,627              24,544,054

Other Investments:

*Loans to Participants               Principal balance of $3,282,504
                                       bearing interest rates ranging
                                       from 5.75% to 14% and maturing
                                       from January 1997 to October
                                       2025                                                               3,282,504
                                                                                                        -----------

                                                                                                        $91,374,426
                                                                                                        ===========

* Party-In-Interest



TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

PN 333
EIN #52-1145429

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1996
---------------------------------------------------------------------------------------------------------------------

             Column A                           Column B              Column C        Column D            Column E
                                                                                                        Total Dollar
           Identity of                                                Number of       Number of           Value of
          Party Involved                  Description of Asset        Purchases         Sales             Purchases

Series of Transactions When Aggregated Involving an
Amount in Excess of 5 Percent of the Current Value of Plan Assets

*Terra Industries, Inc.                   Common Stock                   60              78             $5,505,900

  Fidelity Institutional Retirement
    Services Company                      Fidelity Magellan Fund         23              36              5,314,580

*Chase Manhattan Bank, N.A.               Vista Growth and
                                            Income Fund                  25              30              1,819,962

  The Vanguard Group                      Vanguard Windsor
                                            Fund                         30              22              3,689,808

*Chase Manhattan Bank, N.A.               Vista U.S. Government
                                            Money Market Fund            45              38                690,825

*Chase Manhattan Bank, N.A.               Vista U.S. Government
                                            Income Fund                  26              36                934,200

*Chase Manhattan Bank, N.A.               Chase Bank Domestic
                                            Liquidity Fund               289             254             7,233,394





             Column A                           Column B                              Column F              Column G
                                                                                    Total Dollar
           Identity of                                                                Value of              Net Gain
          Party Involved                  Description of Asset                          Sales               or (Loss)

Series of Transactions When Aggregated Involving an
Amount in Excess of 5 Percent of the Current Value of Plan Assets

*Terra Industries, Inc.                   Common Stock                               $ 3,750,755         $1,034,021

  Fidelity Institutional Retirement
    Services Company                      Fidelity Magellan Fund                      22,104,371          3,378,850

*Chase Manhattan Bank, N.A.               Vista Growth and
                                            Income Fund                               11,846,763          2,341,372

  The Vanguard Group                      Vanguard Windsor
                                            Fund                                      13,787,872          1,809,352

*Chase Manhattan Bank, N.A.               Vista U.S. Government
                                            Money Market Fund                          4,312,746                  -

*Chase Manhattan Bank, N.A.               Vista U.S. Government
                                            Income Fund                                5,092,789           (151,170)

*Chase Manhattan Bank, N.A.               Chase Bank Domestic
                                            Liquidity Fund                             7,484,355                  -



TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

PN 333
EIN #52-1145429

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 1996
-----------------------------------------------------------------------------------------------------------------------------


           Column A                   Column B                               Column C         Column D            Column E
                                                                                                                Total Dollar
         Identity of                                                        Number of        Number of            Value of
        Party Involved          Description of Asset                        Purchases          Sales              Purchases
Series of Transactions When Aggregated Involving an
Amount in Excess of 5 Percent of the Current Value of Plan Assets

*Putnam Investments             Putnam Growth and
                                  Income Fund                                   30               30             $13,881,826

*Putnam Investments             Putnam Income Fund                              21               28               5,310,032

*Putnam Investments             Putnam New
                                  Opportunities Fund                            27               19               7,773,232

*Putnam Investments             Putnam Money
                                  Market Fund                                   44               33               7,689,132

*Putnam Investments             Putnam Voyager
                                  Fund                                          28               36              34,314,279





           Column A                   Column B                                 Column F               Column G
                                                                             Total Dollar
         Identity of                                                           Value of               Net Gain
        Party Involved          Description of Asset                            Sales                or (Loss)
Series of Transactions When Aggregated Involving an
Amount in Excess of 5 Percent of the Current Value of Plan Assets

*Putnam Investments             Putnam Growth and
                                  Income Fund                                $2,846,788              $222,212

*Putnam Investments             Putnam Income Fund                            1,528,994                40,957

*Putnam Investments             Putnam New
                                  Opportunities Fund                            357,717                (8,187)

*Putnam Investments             Putnam Money
                                  Market Fund                                 2,512,048                     -

*Putnam Investments             Putnam Voyager
                                  Fund                                        7,882,373                90,722

*Party-In-Interest





TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

PN 333
EIN #52-1145429

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 1996
---------------------------------------------------------------------------------------------------------------------------

           Column A                                     Column B             Column C          Column D        Column G

         Identity of                                                         Purchase          Selling          Cost of
        Party Involved                            Description of Asset        Price             Price            Asset

Single Transactions:

 Fidelity Institutional Retirement                Fidelity Magellan
  Services Company                                  Fund                    $         -       $17,249,798     $16,141,459

*Chase Manhattan Bank, N.A.                       Vista U.S. Government
                                                    Income Fund                       -         4,434,069       4,571,808

 The Vanguard Group                               Vanguard Windsor
                                                    Fund                              -        13,150,381      11,411,963

*Chase Manhattan Bank, N.A.                       Vista Growth and
                                                    Income Fund                       -        10,979,418       8,792,731

*Putnam Investments                               Putnam Growth
                                                    and Income Fund          10,515,135                 -      10,515,135

*Putnam Investments                               Putnam New
                                                    Opportunities Fund        6,675,570                 -       6,675,570

*Putnam Investments                               Putnam Voyager
                                                    Fund                     24,495,072                 -      24,495,072

*Putnam Investments                               Putnam Money
                                                    Market Fund               4,973,039                 -       4,973,039




           Column A                                     Column B                    Column H             Column I
                                                                                  Current Value
         Identity of                                                             on Transaction          Net Gain
        Party Involved                            Description of Asset                Date              or (Loss)

Single Transactions:

 Fidelity Institutional Retirement                Fidelity Magellan
  Services Company                                  Fund                             $17,249,798        $1,108,339

*Chase Manhattan Bank, N.A.                       Vista U.S. Government
                                                    Income Fund                        4,434,069          (137,739)

 The Vanguard Group                               Vanguard Windsor
                                                    Fund                              13,150,381         1,738,418

*Chase Manhattan Bank, N.A.                       Vista Growth and
                                                    Income Fund                       10,979,418         2,186,687

*Putnam Investments                               Putnam Growth
                                                    and Income Fund                   10,515,135                 -

*Putnam Investments                               Putnam New
                                                    Opportunities Fund                 6,675,570                 -

*Putnam Investments                               Putnam Voyager
                                                    Fund                              24,495,072                 -

*Putnam Investments                               Putnam Money
                                                    Market Fund                        4,973,039                 -

*Party-In-Interest

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Terra Industries Inc. Benefits Committee have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                       TERRA INDUSTRIES INC. EMPLOYEES'
                          SAVINGS AND INVESTMENT PLAN

         June 26, 1997                        /s/ George H. Valentine
Date_________________________           By___________________________________
                                          George H. Valentine
                                          Senior Vice President, General Counsel
                                          and Corporate Secretary